EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

TransCanada Corporation
450 – 1st Street S.W.
Calgary, AB T2P 5H1

Item 2.	Date of Material Change

June 21, 2010

Item 3.	News Release

A press release was disseminated on June 21, 2010 via Marketwire.

Item 4.	Summary of Material Change

TransCanada Corporation (TransCanada) announced on June 21, 2010 Russ Girling’s appointment to the Board of Directors of TransCanada effective July 1, 2010.   Hal Kvisle will also retire as a member of TransCanada’s Board of Directors at that time.  TransCanada also announced changes to the executive leadership team effective July 1, 2010.

Item 5.	Full Description of Material Change

TransCanada announced on June 21, 2010 that Russ Girling has been appointed to the Board of Directors of TransCanada effective July 1, 2010. As previously announced, Mr. Girling will become President and Chief Executive Officer of TransCanada following the retirement of Hal Kvisle from those positions on June 30, 2010. Mr. Kvisle will also retire as a member of TransCanada’s Board of Directors at that time.

“I’m honoured to have the opportunity to lead TransCanada and serve as a member of the Board of Directors for one of North America’s leading energy infrastructure companies,” says Russ Girling. “Over the past decade we have made significant progress in diversifying our company and building it for the future. Looking forward, the TransCanada team will remain focused on delivering strong performance from our existing assets, completing our unprecedented $22 billion capital program and cultivating a suite of high quality, long-term opportunities.  I am confident our disciplined approach will enable us to continue to deliver strong financial returns and position the company for continued long-term growth and value creation.”

“To help ensure we realize our goals,” Girling added, “We are announcing today the following changes to TransCanada’s executive leadership team effective July 1, 2010. All members of the executive leadership team will report directly to me.”

Alex Pourbaix, currently President, Energy and Executive Vice-President Corporate Development, is appointed to the role of President, Energy and Oil Pipelines. Mr. Pourbaix will continue to have overall responsibility for TransCanada’s non-regulated businesses, including power and non-regulated natural gas storage and he assumes responsibility for TransCanada’s emerging oil pipeline business.

Greg Lohnes, currently Executive Vice-President and Chief Financial Officer, is appointed to the role of President, Natural Gas Pipelines. Mr. Lohnes will have overall responsibility for TransCanada’s natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

Don Marchand, currently Vice-President, Finance and Treasurer, is appointed to the role of Executive Vice-President and Chief Financial Officer. Mr. Marchand will have overall responsibility for accounting, taxation, finance, treasury, risk management, investor relations, corporate communications, and corporate strategy.

Dennis McConaghy, currently Executive Vice-President, Pipeline Strategy and Development is appointed to the role of Executive Vice-President, Corporate Development. Mr. McConaghy will have responsibility for development of major new infrastructure initiatives across TransCanada’s businesses. He will also have accountability for execution of major transactions.

Don Wishart, Executive Vice-President, Operations and Major Projects; Sean McMaster, Executive Vice-President, Corporate and General Counsel; and Sarah Raiss, Executive Vice-President, Corporate Services will continue in their current roles.

“Each of these individuals has a strong track record of success and many years of leadership experience at TransCanada,” Girling concluded. “I am very confident this team, along with the continued dedication of our 4,000 talented employees, will ensure a successful future for TransCanada.”

Item 6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business number of the executive officer who is knowledgeable about the material change and this report is:

Donald DeGrandis Corporate Secretary Telephone: (403) 920-2000

Item 9.	Date of Report

June 23, 2010